UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment  No.   3  )*

VESTIN REALTY MORTGAGE I, INC.
(Name of Issuer)

COMMON STOCK, $0.0001 PER SHARE PAR VALUE
(Title of Class of Securities)

925490 10 4
(CUSIP Number)

Michael V. Shustek
8880 W SUNSET ROAD, SUITE 200
LAS VEGAS, NEVADA 89148
(702) 227-0965
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. [   ].

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   925490 10 4

1	NAMES OF REPORTING PERSONS:
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Vestin Realty Mortgage II, Inc.
61-1502451
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ X ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Maryland, USA
7	SOLE VOTING POWER:

NUMBER OF	533,675
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	0
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	533,675
WITH	10	SHARED DISPOSITIVE POWER:

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

533,675
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

TABLE OF CONTENTS

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 5.	Interest in Securities of the Issuer

Signatures Schedule A

ITEM 1.	SECURITY AND ISSUER.

This statement constitutes Amendment No. 3 (“Amendment No. 3”) to the Statement on Schedule 13D, filed with the Securities and Exchange Commission on November 29, 2006 (the “Original Schedule 13D”) by Vestin Realty Mortgage II, Inc., a Maryland corporation (“VRM II” or “Reporting Person”).   This Amendment No. 3 relates to the common stock, par value $0.0001 per share (the "Shares"), of Vestin Realty Mortgage I, Inc., a Maryland Corporation (the "Issuer" or “VRM I”) and is being filed by the Reporting Person.  The Issuer's current principal executive offices are located at 8880 W. Sunset Rd., Suite 200, Las Vegas, NV 89148.  This Amendment No. 3 is being filed to update certain information in the Schedule 13D.   Except as specifically amended by this Amendment No. 3, the Original Schedule 13D, as amended by the Prior Amendments, remains in full force and effect.  Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Reporting Person:

(a)	Vestin Realty Mortgage II, Inc., a Maryland corporation (“VRM II).

(b)	8880 W. Sunset Rd, Suite 200, Las Vegas, NV 89148.

(c)	VRM II is a real estate investment trust (“REIT”) and its principal business is to invest in loans secured by real estate through deeds of trust or mortgages.

(d)	During the last five years VRM II, nor any person named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years VRM II has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship USA.

Member of VRM II board of directors:

(a)	Robert J. Aalberts.

(b)	311 Vallarte Drive, Henderson, Nevada 89014.

(c)
Mr. Aalberts is a professor in the College of Business at the University of Nevada Las Vegas, located at 4505 Maryland Pkwy, Las Vegas, Nevada 89154 and is a Director and member of the Audit committee of VRM II.

(d)	During the last five years, Mr. Aalberts has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Aalberts has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship USA.

Member of VRM II board of directors:

(a)	Fredrick J. Zaffarese Leavitt.

(b)	1215 Bunker Hollow Ct., Henderson, Nevada 89002.

(c)	Mr. Zaffarese Leavitt is an accountant for the United States Department of the Interior and a Director and member of the Audit Committee of VRM II.

(d)	During the last five years, Mr. Zaffarese Leavitt has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years Mr. Zaffarese Leavitt has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship USA.

Member of VRM II board of directors:

(a)	Roland M. Sansone.

(b)	2310 E. Sunset Road #8015, Las Vegas, Nevada 89119.

(c)	Mr. Sansone is the President of Sansone Development, Inc., which is a real estate development company and is a Director and member of the Audit Committee of VRM II.

(d)	During the last five years, Mr. Sansone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years Mr. Sansone has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship USA.

Member of VRM II board of directors:

(a)	John E. Dawson

(b)	3052 Sabine Hill Ave., Henderson, Nevada 89052.

(c)	Mr. Dawson is a partner at the Las Vegas law firm, Lionel Sawyer and Collins and is a Director of VRM II.
(d)	During the last five years, Mr. Dawson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years Mr. Dawson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship USA.

Member of VRM II board of directors:

(a)	Michael V. Shustek

(b)	8880 W. Sunset Road, Suite 200, Las Vegas, Nevada 89148

(c)
Mr. Shustek is the Chief Executive Officer (“CEO”) and director of the Issuer, Vestin Realty Mortgage II, Inc., inVestin Nevada, Inc., Vestin Group, Inc., Vestin Mortgage Inc., Vestin Originations, Inc., and Shustek
Investments, Inc. and the managing member of Vestin Fund III, LLC.  The principal business of these companies is to invest in, or originate loans secured by real estate through deeds of trust or mortgages.  Because Mr. Shustek is an interested party with respect to VRM II’s investment in VRM I, he does not vote on matters pertaining to such investment.

(d)	During the last five years, Mr. Shustek has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
On September 27, 2006, the Securities and Exchange Commission entered an Administrative Order (the “Order”) naming Vestin Mortgage, Inc. and its Chief Executive Officer, Michael Shustek, as well as Vestin Capital as respondents (collectively, the “Respondents”.)  The Respondents consented to the entry of the Order without admitting or denying the findings therein.  In the Order, the Commission finds that the Respondents violated Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 through the use of certain slide presentations in connectionwith the sale of units in Vestin Fund III, LLC and in the Issuer’s predecessor, Vestin Fund II, LLC. The Respondents consented to the entry of a cease and desist order, the payment by Mr. Shustek of a fine of $100,000and Mr. Shustek’s suspension from association with any broker or dealer for a period of six months.  In addition, the Respondents agreed to implement certain undertakings with respect to future sales of securities.

(f)	Citizenship USA.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Schedule 13D, is hereby amended to include the following information:

The working capital of VRM II was used for the purchase of the Issuer’s common stock.  VRM II has sole voting and dispositive power with respect to 533,675 shares.  The aggregate amount of funds used by VRM II to purchase shares of the Issuer’s common stock is $3,431,025.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Number and Percentage of Securities. VRM II owns 533,675 (8.3%) of the Issuer’s common stock (based upon 6,419,459 shares outstanding at April 26 2011).

(b)	Power to Vote and Dispose. Voting and dispositive power with respect to shares owned by VRM II is controlled by its management, subject to the oversight and direction of VRM II’s Board of Directors.

(c)	Certain Rights of Other Persons. Not applicable.

(d)	Date Ceased to be a 5% Owner. Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 26, 2011
Vestin Realty Mortgage II, Inc.

By:	/s/ Michael V. Shustek
Michael V. Shustek

Vestin Realty Mortgage II, Inc.
Board of Directors and Executive Officers

Name	Present Principal Occupation

Michael V. Shustek	President and Chief Executive Officer and Director

Eric Bullinger	Chief Financial Officer

Michael V. Shustek	Director

John E. Dawson	Director

Robert J. Aalberts	Director

Fredrick J. Zaffarese Leavitt	Director

Roland M. Sansone	Director